UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 10)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, Par Value $0.0001
(Title of Class of Securities)

G21515104
(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

Parfield International Ltd.
Unit No. 21E, 21st Floor, United Centre
95 Queensway, Admiralty K3, Hong Kong
+852.2122.8902

November 25, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. G21515104
	1.	Names of Reporting Persons. Parfield International Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 0 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 0 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0.0%
	14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G21515104
	1.	Names of Reporting Persons. Amplewood Resources Ltd.
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) WC
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 0 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 0 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0%
	14.	Type of Reporting Person (See Instructions) CO

CUSIP No. G21515104
	1.	Names of Reporting Persons. Marc Chan
	2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☒ (b) ◻
	3.	SEC Use Only
	4.	Source of Funds (See Instructions) AF
	5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
	6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 Ordinary Shares
	8.	Shared Voting Power 0 Ordinary Shares
	9.	Sole Dispositive Power 0 Ordinary Shares
	10.	Shared Dispositive Power 0 Ordinary Shares
	11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Ordinary Shares
	12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
	13.	Percent of Class Represented by Amount in Row (11) 0.0%
	14.	Type of Reporting Person (See Instructions) IN

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”).

Pursuant to Rule 13d-2 promulgated under the Act, this Amendment No. 10 amends and supplements the Schedule 13D filed on September 27, 2019, as amended by Amendment No. 1 filed on November 6, 2019, by Amendment No. 2 filed on March 20, 2020, by Amendment No. 3 filed on April 14, 2020, by Amendment No. 4 filed on September 17, 2020, by Amendment No. 5 filed on October 28, 2020, by Amendment No. 6 filed on November 20, 2020, by Amendment No. 7 filed on January 4, 2021, by Amendment No. 8 filed January 15, 2021 and by Amendment No. 9 filed April 21, 2021 (the “Schedule 13D”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Except as specifically provided herein, this Amendment No. 10 does not modify any of the information previously reported in the Schedule 13D. All capitalized terms used herein which are not defined herein have the meanings given to such terms in the Schedule 13D.

Explanatory Note

This Amendment No. 10 is being filed solely to include an exhibit that was omitted from being included as an exhibit to a prior Schedule 13D filings of the Reporting Persons due to an administrative oversight.  The exhibit in question is an On Demand Credit Facility Agreement, dated July 28, 2020 between Parfield International Ltd. and J.P. Morgan Chase Bank Singapore Branch.  This agreement provides a line of credit to Parfield International Ltd. and any loans drawn on such line of credit were secured by, among other things, Ordinary Shares of the Issuer held by Parfield.  The existence of this pledge was previously disclosed in prior Schedule 13Ds of the Reporting Persons.

The above described agreement (confidential treatment requested) was previously filed as Exhibit (b)-(3) to Amendment No. 5 to the Schedule 13e-3 filing of the Issuer, dated November 25, 2020 describing the going private transaction of the Issuer, the closing of which is described in Amendment No. 9 to this Schedule 13D.  Such transaction has closed.

Item 7. Materials to be Filed as Exhibits.

Exhibit 99.1
Joint Filing Agreement by and among Parfield International Ltd., Amplewood Resources Ltd. and Marc Chan, dated November 6, 2019, incorporated by reference to Exhibit 99.1 to Amendment No. 1 to Schedule 13D filed November 6, 2019.

Exhibit 99.2	On Demand Credit Facility Agreement dated July 28, 2020 between Parfield International Ltd. and J.P. Morgan Chase Bank Singapore Branch*

____________________
* Confidential treatment has been requested with respect to portions of this exhibit that have been redacted pursuant to Rule 24b-2 under the Exchange Act of 1934, as amended.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 11, 2023

PARFIELD INTERNATIONAL LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

AMPLEWOOD RESOURCES LTD.

By:	/s/ Marc Chan
	Name:	Marc Chan
	Title:	Director

/s/ Marc Chan
MARC CHAN